Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [Redacted] indicates that information has been omitted.

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and the Instructions as to Exhibits of Form 20-F.

EXECUTION VERSION

LITHIUM OFFTAKE AGREEMENT

by and between

LITHIUM AMERICAS CORP.

and

GENERAL MOTORS HOLDINGS LLC

February 16, 2023

LITHIUM OFFTAKE AGREEMENT

This Lithium Offtake Agreement (this "Agreement") is dated February 16, 2023 (the "Execution Date") and is between General Motors Holdings LLC (on behalf of itself and its affiliates and subsidiaries, collectively, "GM") and Lithium Americas Corp. ("Supplier"). GM and Supplier are sometimes referred to in this Agreement individually as a "Party" or collectively as the "Parties".

RECITALS

A. Supplier is developing a lithium mine at the Thacker Pass lithium project in Thacker Pass, Nevada (the "Project" or the "Thacker Pass Project" or "Thacker Pass").

B. GM and Supplier entered into a master purchase agreement, dated as of January 30, 2023 (the "Master Purchase Agreement") pursuant to which, among other things, GM agreed to invest in subscription receipts that are convertible into common shares of Supplier.

C. GM desires to, directly and indirectly through its Designated Purchasers (as defined below), purchase lithium carbonate ("Product") from the Project from Supplier.

D. Supplier would, at optimal anticipated production capacity, have an initial output of approximately 40,000 tonnes of Product per year ("Phase One").

E. The Parties desire to establish and structure a supply relationship such that GM and/or its Designated Purchasers will purchase from Supplier, and Supplier will produce, sell, and deliver to GM and/or its Designated Purchasers, the Product, on the terms and conditions set forth in this Agreement and all exhibits hereto including, but not limited to, the General Terms and Conditions attached hereto as Exhibit A (the "General Terms").

BASED UPON THE FOREGOING RECITALS and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

1. Term and conditions precedent.

The effective date of this Agreement shall be the Execution Date. The commercial terms of purchase and sale set forth in this Agreement shall become operative as of the Phase One Effective Date (as defined below), provided that:

1.1 Adjustment Tranche 2 Investment. If pursuant to the Tranche 2 Subscription Agreement (as that term is defined in the Master Purchase Agreement), the Outside Date (as that term is defined in the Tranche 2 Subscription Agreement) has passed, and either: (i) GM did not make the Tranche 2 Investment (as that term is defined in the Tranche 2 Subscription Agreement) by the Outside Date and the failure to make the Tranche 2 Investment by the Outside Date was not caused by, or resulted from, Supplier's failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under the Tranche 2 Subscription Agreement; or (ii) GM completed the Tranche 2 Investment but Section 8.1(b)(i) of the Master Purchase Agreement is operative; then in the case of either Section 1.1(i) or (ii), there shall be a proportionate adjustment to the fixing of all subsequent purchase and sale quantities in accordance with the provisions of this Agreement, including without limitation: (i) the quantity of Phase One Product and Phase One Volume (as defined below); (ii) the Minimum Annualized Production Rate (as defined below); (iii) the available lithium hydroxide for the purposes of Section 1.7; (iv) the percentage of GM requirements referenced in Section 2.2(i) below, but not including the binding quantity of any Buyer Quarterly Purchase Forecast (as defined below) determined in accordance with this Agreement; and (v) the available Phase Two Product (as defined below). For clarity, proportionate is benchmarked by the percentage of $650 million that is actually advanced by GM. For example purposes only, if GM advances 40%, then the applicable figures and amounts set forth in this Agreement shall be multiplied by 40%. Notwithstanding the foregoing, if either (i) Supplier terminates the Tranche 2 Subscription Agreement pursuant to Section 7.1(b) of the Tranche 2 Subscription Agreement or (ii) GM completes the Tranche 2 Investment but Section 8.1(b)(ii) of the Master Purchase Agreement is operative, there shall be no proportionate adjustment to the fixing of all subsequent purchase and sale quantities as otherwise required by this Section 1.1.

1.2 Definition of Commencement of Commercial Production. "Commencement of Commercial Production" means and shall be deemed to have been achieved on the day on which the production facility to be developed at the Project (the "Production Facility") has operated [Redacted] (the "Minimum Annualized Production Rate").

1.3 Phase One Effective Date. The Phase One effective date shall commence on the date of the Commencement of Commercial Production (the "Phase One Effective Date") and shall continue for ten (10) years after the Phase One Effective Date (the "Phase One Term"); provided, however, that, other than with respect to the Stub Period (as defined below), the Phase One Term shall be extended by an equivalent amount of time for each calendar year in which the Annual Production Forecast (as defined below) (the "MAPR Extension") is less than the Minimum Annualized Production Rate. At GM's election, the Phase One Term may be extended for an additional five (5) years (the "Extension Term") (and in such event references in this Agreement to the Phase One Term shall be to such Phase One Term as extended by the MAPR Extension (if any) and the Extension Term). For clarity there shall be no MAPR Extension arising from an Annual Production Forecast being less than the Minimum Annualized Production Rate during the Extension Term.

1.4 Anticipated Commencement of Commercial Production. Supplier anticipates that production of Product will start by December 31, 2026 and that Commencement of Commercial Production shall occur on or before December 31, 2027, in both cases subject to the occurrence of a force majeure event (as defined in the General Terms).

1.5 Progress Updates. Commencing on the Execution Date, Supplier shall update GM periodically (and in any event no less than quarterly) on the progress of development of the Production Facility and the then estimated date of Commencement of Commercial Production. Supplier will provide to GM written notice of the projected Commencement of Commercial Production at least one hundred and eighty (180) days prior to the Commencement of Commercial Production, and thereafter will provide monthly progress updates including any revisions to the projected Commencement of Commercial Production. Supplier shall provide GM with written notice of the Commencement of Commercial Production within five (5) Business Days thereof. For purposes of this Agreement, "Business Day" means any day that is not a Saturday, Sunday or other day on which national banks in New York, New York, are authorized or required by law to remain closed.

1.6 Purchase Prior to Commencement of Commercial Production. GM (for itself or through a Designated Purchaser) shall have the right to purchase all Phase One Product produced at the Production Facility prior to the Commencement of Commercial Production, in accordance with the provisions of this Agreement but based upon such minimum aggregate shipment quantities and such shipment delivery schedules as well as provisions as to chemical specifications as Supplier and GM shall reasonably agree. If GM and/or its Designated Purchasers decline to purchase any or all of the Phase One Product produced prior to the Commencement of Commercial Production, Supplier shall be entitled (but not obligated), in its discretion, to sell such Product to any Person.

1.7 Evaluation of Lithium Hydroxide. The Parties will evaluate the technical and financial feasibility for Supplier to conduct operations to further process the Product to produce lithium hydroxide. If the Parties agree to the development of a lithium hydroxide production facility, the Parties will amend this Agreement to establish mutually agreed upon terms for the purchase and sale of lithium hydroxide. In the event the Parties are unable to reach agreement on such amended terms to be made to this Agreement, the Parties agree to resolve any differences in accordance with the dispute resolution procedures set forth in Section 18 of the General Terms.

1.8 Operational Details. The Parties will also work together throughout the Phase One Term, each acting in good faith to agree on, as needed, further operational details regarding, among other things, the purchase process, logistics, sampling, transportation and delivery of the Product; provided, however, that any such additional details shall not supersede the terms of this Agreement unless agreed by the Parties in writing.

2. Volumes.

2.1 GM Buyers. Supplier shall sell the Product to GM or its affiliates or subsidiaries, or any purchaser designated by GM and pre-approved in writing by Supplier (the "Designated Purchasers," and collectively with GM and its affiliates and subsidiaries, the "GM Buyers" or each a "GM Buyer"). Supplier shall not unreasonably refuse or delay approval of a Designated Purchaser designated by GM. For clarity, if Supplier has terminated a Designated Purchaser Agreement (as defined below) as a result of a default of the applicable Designated Purchaser, such Designated Purchaser will no longer be deemed to be a Designated Purchaser that has received the approval of Supplier, and Supplier will provide GM with written notice thereof. If GM determines that a Designated Purchaser shall no longer be a Designated Purchaser pursuant to this Agreement, GM will provide notice of such termination to Designated Purchaser and Supplier.

2.2 Option Phase One Volume. Supplier grants to GM an option for GM Buyers to purchase any or all Product that Supplier produces for Phase One (the "Phase One  Volume"). It is understood and agreed by GM that so long as GM purchases Product pursuant to this Agreement, GM will purchase a minimum volume of Product equal to the lesser of: (i) [Redacted]; or (ii) 100 percent (100%) of the Phase One Volume.

2.3 Annual Production Forecast. Supplier will, not later than: (i) ninety (90) days prior to the Phase One Effective Date (with respect to the period of time from the Phase One Effective Date through December 31 of the year in which the Phase One Effective Date occurs (the "Stub Period")); and (ii) July 31 of each year of the Phase One Term thereafter provide to GM the estimated total Phase One Volume for the following [Redacted] calendar years (the "Annual Production Forecast"). The [Redacted] of each Annual Production Forecast shall represent the binding forecast from Supplier for the subsequent [Redacted], which shall be delivered to GM in accordance with the Shipping Schedule (as defined below) set forth in Section 2.5 below. The [Redacted] of each Annual Production Forecast is non-binding. Reference is made to Exhibit G for a summary of the provisions of Sections 2.3 through 2.7 (although such Exhibit G does not modify such Sections but is merely intended to be a shorthand summary for ease of reference purposes).

2.4 Annual Purchase Forecast. GM will, not later than: (i) forty-five (45) days after receipt of the Annual Production Forecast (with respect to the Stub Period); or (ii) August 31 of each year of the Phase One Term, notify Supplier of the quantity of Product which GM Buyers will purchase in each quarter of the Stub Period or the subsequent [Redacted] calendar years, as applicable (the "Annual Purchase Forecast"). The [Redacted] of each Annual Purchase Forecast shall constitute a firm obligation of GM to (directly or in combination with the Designated Purchasers) purchase that quantity of Product during the applicable [Redacted] (the "Annual Quantity"). The [Redacted] of each Annual Production Forecast shall not constitute a firm obligation of GM to purchase that quantity of Product.

2.5 Seller Quarterly Production Forecast. Supplier will, no later than the fifth Business Day of each calendar quarter (each, a "Quarter"), provide to GM a rolling twelve (12)-month production forecast (the "Seller Quarterly Production Forecast") that is consistent with the Annual Production Forecast and identifies, among other things: (A) Supplier's total forecast production of the aggregate quantity of Product expected to be produced for the next four (4) Quarters; and (B) the shipping schedule for the next Quarter. The shipping schedule will identify each relevant GM Buyer based on the prior Quarter's Buyer Quarterly Purchase Forecast provided by GM under Section 2.6 ("Shipping Schedule"). In no event shall the Shipping Schedule [Redacted] (each, the "Permitted Variance"). Reference is made to Exhibit E for an example of a Seller Quarterly Production Forecast. Any shortfall in a Shipping Schedule shall not reduce the binding annual quantity of Product set forth in an Annual Production Forecast and Annual Purchase Forecast, and any such shortfall in one Quarter shall be made up by Supplier in a subsequent Quarter.

2.6 Buyer Quarterly Purchase Forecast. GM must, within twenty (20) Business Days after receipt of the Seller Quarterly Production Forecast: (A) notify Supplier in the form agreed by the Parties from time to time, as to the amount of the consolidated quantity of the Product all GM Buyers elect to acquire in each Quarter identified in the Seller Quarterly Production Forecast (the "Buyer Quarterly Purchase Forecast"); and (B) confirm (or, in accordance with Section 2.7, request changes to) the Shipping Schedule for the next Quarter and provide Supplier with the amount of Product to be shipped to each GM Buyer. Reference is made to Exhibit E for an example of a Buyer Quarterly Purchase Forecast. If GM does not give notice within the timeframe specified above, GM, for and on behalf of itself and all of the GM Buyers, is deemed to have elected to exercise its option to purchase the same proportion of the available Product that was exercised by all GM Buyers in the prior Quarter and to accept the Shipping Schedule for the next Quarter.

2.7 Modifications to Quantity of Product. Supplier will have five (5) Business Days following receipt of each Buyer Quarterly Purchase Forecast in which to notify Buyer that Supplier confirms, or proposes modifications to, the quantity of Product set out for the first Quarter in each Buyer Quarterly Purchase Forecast based upon operational timelines at the Production Facility. Any modifications proposed by Supplier shall be set out in such notice. If Supplier so confirms, or does not give any such notice within such five (5) Business Day period, the quantity of Product set out for the first Quarter in such Buyer Quarterly Purchase Forecast will constitute the firm order quantity of Product to be shipped during that Quarter (the quantities for the other four (4) Quarters being estimates only) (the "Quarterly Delivery Quantity"). If Supplier has notified GM within the above five (5) Business Day period of proposed modifications to the Quarterly Delivery Quantity, the Parties shall promptly discuss and resolve any such proposed quantity modifications.

2.8 Unallocated Phase One Product. Supplier agrees that all Product produced from the Supplier's production facility at Thacker Pass during the Phase One Term shall be allocated and sold pursuant to this Agreement. If GM declines its option to purchase any of the Phase One Product in accordance with this Agreement (or is deemed to have done so), Supplier shall have the full and unrestricted right to sell all or part of such Phase One Product to other purchaser(s) on any terms that Supplier is able to negotiate. For the avoidance of doubt, GM declining to purchase any specific Phase One Product shall have no impact on GM's option to purchase subsequent available Phase One Product, and Supplier shall not have the full and unrestricted right to sell any Phase One Product to other purchaser(s) until GM declines its option to purchase such specific Phase One Product.

2.9 Purchase Orders. With respect to all purchases of Product by GM Buyers pursuant to this Agreement:

(A) The GM Buyer will issue to Supplier, and Supplier will accept, one or more blanket purchase orders for purchase of the Product pursuant to which Supplier will produce and deliver Product in accordance with the firm portion of the Annual Purchase Forecast and the Seller Quarterly Production Forecast and releases to be communicated to Supplier setting forth the quantities of Product to be delivered and the delivery dates in accordance with the Shipping Schedule and subject to the Permitted Variance in Quarterly Shipping Schedules set forth in Section 2.5 (all such purchase orders, together with any related releases or agreements, each a "Purchase Contract"). Such Purchase Contract will be made pursuant to the terms and conditions of this Agreement including the General Terms and shall not modify the terms of this Agreement.

(B) Payment terms for each release of Product (each a "Release") under a Purchase Contract shall be net [Redacted] days following the GM Buyer's receipt of the Product at the GM Buyer's facility but not later than [Redacted].

2.10 Designated Purchasers.

(A) For the avoidance of doubt, the volumes of Product in this Agreement are in the aggregate and apply to all purchases made under this Agreement, whether by GM or any other Designated Purchaser.

(B) A GM Buyer that is identified in the Buyer Quarterly Purchase Forecast will be responsible for issuing Purchase Orders, making payment and receiving Product, all subject to the terms of this Agreement with respect to GM or the Designated Purchaser Agreement with respect to any Designated Purchaser. GM will provide any Designated Purchaser written notice of the price to be paid by Designated Purchaser to Supplier for the Product pursuant to this Agreement, with a copy of such notice to be provided by GM to Supplier.

(C) Following the notification by GM to Supplier of any Designated Purchaser: (i) sales to such Designated Purchaser will be subject to the Designated Purchaser entering into a direct agreement with Supplier substantially in the form attached to this Agreement as Exhibit B (the "Designated Purchaser Agreement"), which such Designated Purchaser Agreement may be modified prior to its execution by mutual agreement by Supplier and GM.

(D) Any Purchase Contract or order placed by a Designated Purchaser shall create an independent contractor relationship between Supplier and such Designated Purchaser, and GM shall not guaranty any obligations of any Designated Purchaser and Supplier's sole remedy for any breach of a Designated Purchaser Agreement by a Designated Purchaser shall be to enforce Supplier's rights against a Designated Purchaser pursuant to such Designated Purchaser Agreement and under applicable law.

(E) In the event that Supplier assigns its rights under this Agreement as contemplated by Section 16.7, Supplier will provide notice of such assignment within five (5) Business Days to all Designated Purchasers with whom Supplier has executed a Designated Purchaser Agreement, and shall contemporaneously provide a written copy of such notice to GM.

2.11 Right to Phase One Product. In the event that Supplier sells any Phase One Product to another Person other than GM and/or its Designated Purchasers in accordance with this Agreement, and Supplier is unable to provide GM and/or its Designated Purchasers with the quantity of Product set forth in the Buyer Quarterly Purchase Forecast-whether due to a force majeure event (as defined in the General Terms)) or otherwise-Supplier shall not provide any Phase One Product to another Person other than GM and/or its Designated Purchasers until all quantities set forth in a Buyer Quarterly Purchase Forecast are delivered.

3. Right of First Offer for Phase Two Product

3.1 Certain Defined Terms. For the purposes of this Section 3: (i) "Trigger Point" is the later of: [Redacted]; (ii) "Phase Two" means the planned incremental capacity of approximately 40,000 tonnes of Product per year developed at the Thacker Pass Project in addition to the Phase One Product; (iii) "Phase Two Product" is the nameplate capacity volumes to be produced from Phase Two, as such capacity may be adjusted down pursuant to the provisions of Section 1.1; and (iv) "ROFO Provisions" are the provisions of this Section 3 pursuant to which Supplier grants to GM a right of first offer with respect to Phase Two Product.

3.2 Notice of Trigger Point. Supplier agrees to send a written notice to GM advising of the Trigger Point as and when the same has been reasonably ascertained. If the Trigger Point is subject to change, Supplier shall promptly send one or more written notices to GM updating the Trigger Point.

3.3 Compliance with ROFO Provisions. Supplier cannot offer to sell Phase Two Product to a third Person (which offer to sell, for clarity, may include establishing a Joint Venture with respect to the Project pursuant to which the counterparty has a right to purchase or otherwise obtain Phase Two Product) (a "Phase Two Product Transaction") unless and until Supplier has first complied with the provisions of this Section 3. For clarity, without the prior written consent of GM, Supplier cannot implement the ROFO Provisions or enter into a Phase Two Product Transaction prior to the Trigger Point.

3.4 ROFO Notice. If, after the Trigger Point, Supplier desires to enter into a Phase Two Product Transaction, Supplier shall first deliver a notice in writing (the "ROFO Notice") to GM whereby the Supplier offers to enter into a Phase Two Product Transaction with GM on the terms and conditions set out in the ROFO Notice (the "Sale Terms").

3.5 Sale Terms. The Sale Terms shall include, to the extent applicable, the price for the Phase Two Product as well as any attendant investment in and/or provision of capital or other consideration to either Supplier and/or the Project as well as all other material terms and conditions in reasonable detail.

3.6 Evaluation Period. For a period of twenty (20) Business Days after receipt of the ROFO Notice (the "Evaluation Period"), GM shall have the right to send a written notice to Supplier (the "Offer Response"). If, during the Evaluation Period, Supplier amends or modifies the terms and conditions set forth in the ROFO Notice prior to receiving the Offer Response from GM, the Evaluation Period shall reset. The Offer Response shall set out whether: (i) GM is not interested in pursuing the Phase Two Product Transaction; (ii) GM is willing to pursue the Phase Two Product Transaction on the terms and conditions set out in the ROFO Notice, including without limitation, the Sale Terms; or (iii) GM is willing to pursue the Phase Two Product Transaction, but with alterations/amendments/revisions to the terms and conditions set out in the ROFO Notice, including without limitation, the Sale Terms (the "Suggested Revised Terms"). If no Offer Response is sent by GM to Supplier within the Evaluation Period, then GM is deemed to have elected the option described in Subsection 3.6(i).

3.7 Non Response - Offeree Commercial Agreement. If the Offer Response is as set out in Subsection 3.6(i) or is deemed to be as set out in Subsection 3.6(i), Supplier shall have a period of one hundred and eighty (180) days after the receipt (or non-receipt) of such Offer Response to negotiate with a third Person (the "Offeree") a Phase Two Product Transaction and to enter into a binding agreement of purchase and sale or other form of commercial agreement, as the case may be (the "Commercial Agreement") with the Offeree, which binding Commercial Agreement, for clarity, may provide that closing is conditional upon the satisfaction of conditions precedent. If the Commercial Agreement is not executed and delivered within such time frame then the ROFO Provisions shall reset and again be applicable to any subsequent contemplated Phase Two Product Transaction.

3.8 Standard ROFO Negotiation Period. If the Offer Response is as set out in Subsection 3.6(ii), Supplier and GM shall, each acting in good faith, for a period of a further one hundred and sixty (160) days (the "Standard ROFO Negotiation Period") negotiate the binding Commercial Agreement, based on the Sale Terms, which binding Commercial Agreement, for clarity, may provide that closing is conditional upon the satisfaction of conditions precedent.

3.9 End of Standard ROFO Negotiation Period - Offeree Commercial Agreement. If, by the end of the Standard ROFO Negotiation Period, Supplier and GM have not executed and delivered a binding Commercial Agreement based on the Sale Terms, which binding Commercial Agreement, for clarity, may provide that closing is conditional upon the satisfaction of conditions precedent, then Supplier shall have a period of one hundred and eighty (180) days after the last day of the Standard ROFO Negotiation Period, to negotiate with an Offeree a Phase Two Product Transaction on terms and conditions that are materially better (considered as a whole package) to Supplier than those set out in the ROFO Notice and to enter into a binding Commercial Agreement with the Offeree, which binding Commercial Agreement, for clarity, may provide that closing is conditional upon the satisfaction of conditions precedent. Supplier shall not disclose to an Offeree any of the information provided by GM to Supplier in the Offer Response or during the Standard ROFO Negotiation Period. In considering whether the terms and conditions are materially better, the Parties shall take into consideration, among other things, the offtake price, volume, investment quantum, form of investment, timing, execution risk, and government relations. If the Commercial Agreement is not executed and delivered within such time frame, then the ROFO Provisions shall reset and again be applicable to any subsequent contemplated Phase Two Product Transaction.

3.10 Revised ROFO Negotiation Period. If the Offer Response is as set out in Subsection 3.6(iii), Supplier and GM shall, each acting in good faith, for a period of a further one hundred and sixty (160) days (the "Revised ROFO Negotiation Period") negotiate mutually acceptable alterations/amendments/revisions to the terms and conditions set out in the ROFO Notice, including without limitation, the Sale Terms (the "Revised Terms") as well as, to the extent applicable, the binding Commercial Agreement, based on such mutually acceptable Revised Terms, which binding Commercial Agreement, for clarity, may provide that closing is conditional upon the satisfaction of conditions precedent.

3.11 End of Revised ROFO Negotiation Period - Offeree Commercial Agreement If by the end of the Revised ROFO Negotiation Period, Supplier and GM have not negotiated mutually acceptable alterations/amendments/revisions to the terms and conditions set out in the ROFO Notice, including, without limitation, mutually acceptable Revised Terms, or, have not executed and delivered a binding Commercial Agreement based on the mutually acceptable Revised Terms, which binding Commercial Agreement, for clarity, may provide that closing is conditional upon the satisfaction of conditions precedent, then Supplier shall have a period of one hundred and eighty (180) days after the last day of the Revised ROFO Negotiation Period, to negotiate with an Offeree a Phase Two Product Transaction on terms and conditions that are materially better (considered as a whole package) to Supplier than the Suggested Revised Terms set out in the Offeree Notice and to enter into a binding Commercial Agreement with the Offeree, which binding Commercial Agreement, for clarity, may provide that closing is conditional upon the satisfaction of conditions precedent. Supplier shall not disclose to an Offeree any of the information provided by GM to Supplier in the Offer Response or during the Revised ROFO Negotiation Period. In considering whether the terms and conditions are materially better, the Parties shall take into consideration, among other things, the offtake price, volume, investment quantum, form of investment, timing, execution risk, and government relations. If the Commercial Agreement is not executed and delivered within such time frame then the ROFO Provisions shall reset and again be applicable.

3.12 Clarification as to Due Diligence. For clarity, it is understood and agreed that the fact that an Offeree may have a right to conduct a due diligence investigation of the Supplier and/or the Project and to receive customary representations and warranties and indemnities from Supplier shall not be considered for purposes of determining whether the terms are materially better (considered as a whole package) to Supplier.

4. Pricing.

4.1 Quarterly Price. Pricing for the Phase One Product, including any Phase One Product produced at the Production Facility prior to the Commencement of Commercial Production, will be set Quarterly (the "Quarterly Price"), as set forth in Section 4.2. Once the Quarterly Price is established, such price will be fixed for the duration of the relevant Quarter, and GM will communicate the Quarterly Price in writing to all GM Buyers purchasing Product during such Quarter, and shall provide a copy of such notice to Supplier. The Quarterly Price shall not include duties, tariffs, taxes, or other government-imposed charges applied to the sale of the Product hereunder, all of which will be invoiced by Supplier and paid by GM or the Designated Purchaser, as applicable.

4.2 [Redacted]

4.3 [Redacted]

4.4 Renegotiate Pricing. GM and Supplier shall meet periodically in good faith to discuss and potentially renegotiate the pricing structure set forth in this Section 4 (upward or downward) based on Supplier's actual operating results and reasonable transparency, with consideration to global inflation, operational and investment efficiencies, and other relevant factors over time.

5. Delivery Location, Title, and Incoterms. Product shall be delivered in accordance with Section 2 of the General Terms. If and only if GM and Supplier agree to an Alternate Location (as defined in the General Terms), GM will provide written notice of such Alternate Location to any Designated Purchaser and will provide a copy of such written notice to Supplier.

6. Product Specification.

6.1 Chemical Specifications. The initial specification, packaging, and concentration requirements for the Product are set forth in Exhibit C (collectively, the "Specifications"). Final chemical specifications, including inert chemical specifications, will be provided by the GM Buyer no later than twelve (12) months before the Commencement of Commercial Production. Supplier will provide a Certificate of Analysis ("COA") with all deliveries of Product to GM Buyers. The required contents of the COA will be defined in the Specifications, including the results of any required chemical, physical or other performance testing.

6.2 Changes to Specifications. GM and Supplier shall discuss on an annual basis any proposed changes to the Specifications for the following year, in all cases upon at least twelve (12) months' prior written notice. Any changes to the Specifications and timing of implementation of such changes shall be as agreed in writing by the Parties. Any additional processing costs arising from changes to the Specifications requested by GM shall be paid by GM or the Designated Purchaser.

7. Confidentiality.

7.1 Non-Agreement Information. GM does not expect to receive any confidential technical or related information (the "Non-Agreement Information") from Supplier, and GM will not be subject to confidentiality or nondisclosure obligations with respect to any such Non-Agreement Information (including Section 15 of the General Terms) unless Supplier and GM have agreed to confidentiality and nondisclosure obligations in a writing signed by their respective authorized representatives that expressly applies to such Non-Agreement Information (a "Standalone CA"). Supplier agrees not to assert any claim (other than for breach of a Standalone CA) with respect to any Non-Agreement Information that Supplier has disclosed or may hereafter disclose to GM, the Designated Purchasers, or their respective affiliates and subsidiaries.

7.2 GM Information. Supplier shall not, and shall ensure that its affiliates shall not, publicly disclose any information regarding GM or any of its affiliates, GM's purchase of Phase One Product under this Agreement, or the Designated Purchasers under the Designated Purchaser Agreements (collectively, "GM Information") without the prior written consent of GM, provided, that no consent of GM shall be required for Supplier to disclose GM Information if such disclosure is required: (i) by applicable securities laws, including, for greater certainty, the rules of any stock exchange upon which securities of Supplier or any of its affiliates are traded; or (ii) to the extent necessary to enforce this Agreement including without limitation for the purposes of dispute resolution as set forth in Section 18 of the General Terms. Any disclosures made by Supplier pursuant to Section 15 of the General Terms shall comply with the terms of this Section 7.2. This Section 7.2 shall survive for a period of two years following the expiration or termination of this Agreement.

7.3 Notice to Designated Purchaser. Any notice required to be provided by Supplier to a Designated Purchaser pursuant to Section 15 of the General Terms (as will be incorporated into the General Terms attached to any Designated Purchaser Agreement) will contemporaneously be provided by Supplier to GM, and GM shall have all of the same rights as the Designated Purchaser with respect to the disclosure of such confidential information.

8. Sampling and Testing; Material Origin; Special Warnings and Instructions.

8.1 Responsible and Ethical. Supplier represents and warrants that the lithium material mined and supplied to GM will be sourced in a responsible and ethical manner. Supplier will undergo a third party Environmental Social, and Governance ("ESG") independent assessment at Supplier's mining facility pursuant to one of the following two approved responsible sourcing frameworks: (i) [Redacted]; or (ii) [Redacted].

8.2 [Redacted]

8.3 [Redacted]

8.4 Feedstock Supplemented. If, during the Phase One Term, the mine source (feedstock) changes from the initial mine site, or if the initial mine source (feedstock) is supplemented with another mine site, Supplier shall notify GM immediately and shall work with GM to ensure that the responsible sourcing standards set forth in this Section 8 are incorporated at all additional mine site(s).

9. Audit.

9.1 [Redacted]

9.2 [Redacted]

9.3 [Redacted]

9.4 [Redacted]

9.5 Artisanal or Small Scale Mining. Supplier will: (a) promptly notify GM if Supplier becomes aware of any instance of artisanal or small-scale mining lithium or lithium-containing product entering Supplier's operations or supply chain related to this Agreement; (b) promptly notify GM if Supplier becomes aware of any instance of a subcontractor of Supplier providing any materials or services related to this Agreement failing to comply with any material provision of Supplier's standards; (c) promptly notify GM of the occurrence of any event where Supplier's compliance officer is notified of any event that is likely to negatively affect people, environment or company reputation relating to this Agreement together with an explanation of Supplier's prevention and mitigation plan for same; and (d) promptly notify GM of any NGO or media requests relating to Supplier's supply of Product to GM, and will fully cooperate with GM in preparing a response thereto.

9.6 Media Requests. If GM notifies Supplier of any NGO or media requests relating to Supplier's supply of Product to GM, Supplier will fully cooperate with providing to GM such information as GM reasonably requests for GM's use in preparing a response thereto. The Parties will mutually agree on any information provided by Supplier in accordance with this provision prior to disclosure of such information.

10. Inflation Reduction Act Considerations.

10.1 Lithium Processing Location. Supplier acknowledges that the Product will be used to manufacture or assemble Lithium-Ion Batteries that will ultimately be incorporated by GM into vehicles that may be eligible for a "Clean Vehicle Credit" under Section 30D of the Internal Revenue Code of 1986, as amended (the "Code"). The lithium is processed into carbonate in Thacker Pass, Nevada. Supplier will not change the lithium processing location without first obtaining GM's advance written consent which shall not be unreasonably delayed or withheld. The Parties agree that GM may reasonably consider such alternate location's impact on the GM vehicles into which the Product is incorporated qualifying for the Clean Vehicle Credit. For clarity, written consent to relocate the lithium carbonate processing must be obtained directly from GM notwithstanding any agreement(s) pursuant to which a Designated Purchaser actually purchases the Product. Supplier covenants and agrees that the Product will not be extracted, processed or recycled by a foreign entity of concern, as described in Section 30D of the Code. Supplier agrees to provide GM with information and detail as is reasonably requested by GM to support GM's calculations and certifications in order for GM to maximize the Clean Vehicle Credits under Section 30D of the Code. Supplier further agrees to exercise reasonable effort in good faith to enable GM to maximize the Clean Vehicle Credits under Section 30D of the Code.

10.2 Lithium Extraction Attestations.

Supplier covenants and agrees that no portion of the lithium will be extracted, processed or recycled by a foreign entity of concern, as such term is defined in Section 30D of the Code. Supplier will provide attestations, signed by an officer of Supplier, that such lithium was not extracted, processed or recycled by a foreign entity of concern under Section 30D of the Code. Such attestation shall be in form and substance acceptable to GM and consistent to satisfy GM's obligations under Section 30D of the Code, including any regulations, notices or guidance thereunder.

11. Access to Information, ESG Committee and Annual Review

11.1 Access to Information.

GM will have access and information rights to Supplier's Thacker Pass location and Supplier will permit GM and the Designated Purchasers a minimum of four (4) aggregated and a maximum of eight (8) aggregated site visits to Thacker Pass (only) per year. GM will comply with all health and safety regulations of Supplier. Such site visits will be at the sole risk, cost and expense of GM. GM shall give Supplier a minimum of 72 hours prior written notice in advance of each site visit. Each such site visit shall not interfere with the operations of Supplier. To the extent Supplier changes or adds a new lithium processing location in accordance with Section 10.1 of this Agreement, GM's rights pursuant to this Section 11.1 shall also apply to such additional locations. These access and information rights shall include access to Supplier's premises and books and records for the purpose of auditing Supplier's compliance with the terms of this Agreement and any Designated Purchaser Agreement (including, without limitation, charges under this Agreement and any Designated Purchaser Agreement) or inspecting or conducting an inventory of finished Products, work-in-process, raw materials, and all work or other items to be provided pursuant to this Agreement located at Supplier's premises. Supplier will cooperate with GM and the Designated Purchasers so as to facilitate such audit, including, without limitation, by segregating and promptly producing such records as GM and any Designated Purchaser may reasonably request, and otherwise making records and other materials accessible to GM and any Designated Purchaser. Supplier will preserve all records pertinent to this Agreement and any Designated Purchaser Agreement, and Supplier's performance under this Agreement and any Designated Purchaser Agreement, for a period of not less than one year after any GM Buyer's final payment to Supplier under this Agreement and any Designated Purchaser Agreement. Any such audit or inspection conducted by GM and any Designated Purchaser or their representatives will not constitute acceptance of any Products (whether in progress or finished), relieve Supplier of any liability under this Agreement or any Designated Purchaser Agreement or prejudice any rights or remedies available to GM.

11.2 ESG Committee.

GM and Supplier will establish an ESG committee (the "ESG Committee") to collaborate on key initiatives such as responsible sourcing. The ESG Committee will meet at least once per Quarter, unless otherwise mutually agreed by the Parties.

11.3 Annual Review Meetings.

The Parties shall meet at least once per calendar year during the Phase One Term as reasonably appropriate on a date and location mutually agreeable to the Parties (each a "Review Meeting"). At each Review Meeting the Parties shall seek to address and discuss any outstanding issues under this Agreement, including without limitation, the reconciliation of purchase orders with respect to the then current Annual Quantity.

12. Compliance Obligations.

Supplier will use all reasonable endeavors to at all times comply with GM's Supplier Code of Conduct, GM's Human Rights Policy and GM's Responsible Minerals Sourcing Policy, attached to this Agreement as Exhibit D.

13. Order of Precedence.

To the extent of any inconsistency between this Agreement, the Designated Purchaser Agreements, and the General Terms, such agreements will have the following order of precedence: (i) first, this Agreement, (ii) second, the General Terms, and (iii) third, the Designated Purchaser Agreements.

14. Termination.

14.1 Termination for Cause. The occurrence of any one or more of the following events will be an "Event of Default" upon the defaulting Party's receipt of written notice of the occurrence of such event from the other Party and the expiration of any applicable cure period provided below.

(A) Events of Default as set forth in Section 17 of the General Terms.

(B) Supplier fails to comply with any requirements set forth in Section 8 or Section 9 of this Agreement.

(C) Supplier enters into a Joint Venture contemplated by the provisions of Section 16.7(C)(1) without GM's prior written consent. In such instance, GM shall have thirty (30) Business Days from the date GM becomes aware of the entry of such a Joint Venture to provide Supplier with notice of termination pursuant to this Section 14.1.

(D) Supplier enters into a Project Sale contemplated by the provisions of Section 16.7(D)(1) without GM's prior written consent. In such instance, GM shall have thirty (30) Business Days from the date GM becomes aware of such a Project Sale to provide Supplier with notice of termination pursuant to this Section 14.1.

(E) Upon the occurrence of a Change of Control of Supplier to a Restricted Person which occurs without the consent of GM. To the extent that the foregoing occurs without the prior written consent of GM, GM shall have thirty (30) Business Days from the date GM becomes aware of the foregoing to provide Supplier with notice of termination pursuant to this Section 14.1(E).

Upon the occurrence of an Event of Default by a Party, the non-defaulting Party may elect to terminate this Agreement, for cause, in whole or in part, by notice of termination to the defaulting Party.

14.2 Other Permitted Termination. GM may terminate this Agreement, without liability owing to or due from Supplier, upon the occurrence of a Change of Control of Supplier to [Redacted], which occurs without the prior written consent of GM. To the extent that the foregoing occurs without GM's prior written consent, GM shall have thirty (30) Business Days from the date GM becomes aware of the foregoing to provide Supplier with notice of termination pursuant to this Section 14.2.

14.3 Exceptions. For clarity, a "Separation Transaction" as defined in the Master Purchase Agreement is permitted to occur without the consent of GM and, in accordance with Section 7.4 of the Master Purchase Agreement, simultaneous with the occurrence of the Separation Transaction, the Supplier shall assign this Agreement to Spinco pursuant to an agreement under which Spinco assumes in writing all duties and obligations under this Agreement.

15. Default By Designated Purchaser.

Any Event of Default by a Designated Purchaser pursuant to the terms of a Designated Purchaser Agreement shall not constitute a default by GM under this Agreement, and shall not constitute grounds for Supplier to terminate this Agreement.

16. General Terms.

16.1 Interpretation. All references to dates or time of day are references to the date or time of day in New York, New York. "Dollars" and "$" means United States Dollars.

16.2 Notices. All notices, requests, and other communications that are required or may be given under this Agreement must be in writing by electronic transmission and will be deemed received as of the date following the day the electronic transmission is dispatched. Any addresses set forth in this Section may be changed, from time to time, by notice given in the manner provided in this Section.

If given to GM:	General Motors Holdings LLC
[Redacted]
Attention: [Redacted]
Email: [Redacted]

and

General Motors Holdings LLC [Redacted] Attention: [Redacted] Email: [Redacted]

If given to Supplier:	Lithium Americas Corp. Suite 300, 900 W Hastings Street Vancouver, BC V6C 1E5 Attention: [Redacted] Email: [Redacted]

16.3 Entire Agreement. This Agreement and any schedules, exhibits, or other documents executed in connection with this Agreement, together with any agreements expressly incorporated into this Agreement and all recitals in this Agreement (which recitals are incorporated as covenants of the Parties), constitute the entire understanding of the Parties in connection with the subject matter of this Agreement and supersedes all prior proposals, negotiations, representations, understandings, commitments, and agreements, whether oral or written, with regard to the subject matter and provisions of this Agreement.

16.4 Modification. This Agreement may not be modified, altered, or amended except by an agreement in writing signed by both Parties.

16.5 Authority. Each of the representatives executing this Agreement on behalf of the Parties represents and warrants that he or she possesses the corporate power and authority to execute this Agreement on behalf of the respective Parties and that this Agreement has been duly authorized by the Parties. Each of the Parties represents and warrants that the execution and delivery by that Party of this Agreement, or compliance or performance by that Party with any of the provisions of this Agreement will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under any provision of the certificate of incorporation and by-laws or comparable organizational documents of that Party, any material contract of that Party, any judicial order applicable to that Party, or any applicable law, in each case, in existence as of the Execution Date.

16.6 No Contra Proferentem. The Parties are competent and experienced in business, and have negotiated and reviewed this Agreement with their counsel. Any ambiguous language in this Agreement should therefore not be construed against any Party as the drafter of that language.

16.7 Permitted Transfers/ Successors and Assigns.

(A) The following definitions are used for the purposes of this Section 16.7 and as applicable, throughout the other provisions of this Agreement. To the extent that defined terms are used in this Section 16.7 but are not otherwise defined herein, they shall have the respective meanings ascribed thereto in the Investor Rights Agreement (as defined below).

(1) "Affiliate" means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person.

(2) "Change of Control" means (A) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of Supplier, or (B) the acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management or policies of Supplier.

(3) "FEOC" means a (A) Person who is a "foreign entity of concern," as such term is defined in Section 30D of the Code or (B) a Person "linked to or subject to influence by hostile or non-likeminded regimes or states," as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy.

(4) [Redacted]

(5) [Redacted]

(6) "Governmental Entity" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange.

(7) "Investor Rights Agreement" means the investor rights agreement dated as of February 16, 2023 between the Supplier and GM, as the same may be superseded by a like agreement, to the extent applicable, between Spinco and GM.

(8) "Joint Venture" means a business relationship pursuant to which the Supplier, directly or indirectly through one or more of Supplier's Affiliates, shares beneficial ownership in the Subject North American Business with one or more unrelated third parties, whether through an incorporated or unincorporated entity, a partnership, or other similar joint enterprise.

(9) "Joint Venture Participant" means each counterparty to the Joint Venture.

(10) "Non Permitted Party" means a non-Party that is not a Permitted Party.

(11) [Redacted]

(12)  "Permitted Party" means any non-Party that is not: (i) [Redacted]; (ii) to the knowledge of the Supplier (as at the applicable time the Joint Venture or the Project Sale, as the case may be, is entered into by the Supplier), [Redacted]; (iii) a Sanctioned Person, or (iv) an FEOC.

(13) "Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity.

(14) "Restricted Person" means a non-Party that is (i) a Sanctioned Person; or (ii) an FEOC.

(15) "Sanctioned Person" means a Person (a) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (b) a Person domiciled, organized, or resident in a Sanctioned Territory; or (c) an entity owned or controlled by any of the foregoing Persons in clauses (a) or (b) hereof.

(16) "Sanctioned Territory" means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People's Republic and the so-called Luhansk People's Republic).

(17) "Sanctions Authority" means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom, the Canadian government, or any other Governmental Entity with jurisdiction over the Parties to this Agreement.

(18) "Spinco" means 1397468 B.C. Ltd.

(19) "Subject North American Business" means all of the businesses carried on by the Supplier and its Affiliates in North America with respect to the exploration and development of the Thacker Pass Project and includes all the assets pertaining to the foregoing or otherwise held by any of them immediately prior to the Execution Date.

(B) Certain of the permitted transfers, assignments and other transactions pertaining to the Supplier and the Thacker Pass Project (which may result in a corresponding assignment of this Agreement by the Supplier) and the restrictions on other transfers, assignments and other transactions pertaining to the Supplier and the Thacker Pass Project (which may result in a corresponding assignment of this Agreement by the Supplier) are set out in this Section 16.7 (in addition to those contemplated in Section 14). However, for clarity if a transfer or assignment is not expressed as being specifically prohibited pursuant to the terms of this Agreement, then it is not prohibited hereunder.

(C) Joint Ventures For Subject North American Business

(1) The Supplier shall not, and shall ensure that its Affiliates do not, without the prior written consent of GM, establish a Joint Venture with a Joint Venture Participant who is a Non Permitted Party with respect to the Subject North American Business, regardless of whether such Non Permitted Party enters into any offtake or similar agreement for any lithium produced at the Thacker Pass Project. The Supplier acknowledges and agrees that any consent granted by GM to enable the consummation of any such Joint Venture shall not waive or otherwise diminish any of GM's rights under Section 2 or Section 3, or otherwise under this Agreement. It is acknowledged that if GM grants its prior written consent to a Joint Venture under this Section 16.7(C)(1), the Supplier shall have the right to assign this Agreement to the Joint Venture pursuant to an agreement under which, such Joint Venture assumes in writing all duties and obligations under this Agreement (to the extent that the assumption of the obligations under this Agreement by the Joint Venture do not happen by operation of law).

(2) The Supplier and any of its Affiliates may enter into a Joint Venture with a Joint Venture Participant who is a Permitted Party with respect to the Subject North American Business, regardless of whether such Permitted Party may have a right to purchase or otherwise obtain lithium under an offtake or similar agreement produced at the Thacker Pass Project. For the avoidance of doubt, any such Joint Venture shall not be subject to Section 3.3 of the Investor Rights Agreement and GM shall not have a Participation Right (as defined in the Investor Rights Agreement) with respect to such Joint Venture. This Section 16.7(C)(2) shall not waive or otherwise diminish any of GM's rights under Sections 2 or 3, or otherwise under this Agreement. It is acknowledged that the Supplier shall have right to assign this Agreement to the Joint Venture pursuant to an agreement under which such Joint Venture assumes in writing all duties and obligations under this Agreement (to the extent that the assumption of the obligations under this Agreement by the Joint Venture do not happen by operation of law). provided that such assignment will not relieve the assignor of its obligations hereunder. GM shall act reasonably in considering requests from Supplier to be relieved of its obligations hereunder, which requests may be both prior to or after the consummation of any applicable Joint Venture.

(D) [Redacted]

(E) GM shall not have the right to sell, assign or transfer, directly or indirectly, in whole or in part, its rights and obligations under this Agreement, other than to an Affiliate, subsidiary, or a Designated Purchaser as provided herein.

(F) Save and except as expressly permitted by the provisions of Section 14.2, Section 14.3 Section 16.7(C) and Section 16.7(D), Supplier shall not have the right to sell, assign or transfer, directly or indirectly, in whole or in part, its rights and obligations under this Agreement.

(G) This Agreement and all of the Parties' obligations are binding upon their respective successors and permitted assigns, and together with the rights and remedies of the Parties under this Agreement, inure to the benefit of the Parties and their respective successors and permitted assigns.

(H) Change of Control of Supplier. Supplier shall not, without the prior written consent of GM, solicit offers for, participate in discussions or negotiations relating to, furnish any documentation or other information relating to, or enter into a Change of Control of Supplier to a Restricted Person.

(I) Injunctive Relief. Supplier acknowledges and agrees that money damages will not be a sufficient remedy for any actual or threatened breach of this Section 16.7 by Supplier and that, in addition to all other rights and remedies that GM may have, GM will be entitled to specific performance and temporary, preliminary and permanent injunctive relief in connection with any action to enforce this Section 16.7, without any requirement of a bond or other security to be provided by GM.

16.8 No Third-Party Beneficiaries. Except as otherwise provided herein, the Parties agree that this Agreement is intended to benefit solely the Parties to this Agreement and is not intended for the benefit of any third parties.

16.9 No Waiver. The failure of either Party at any time to require performance by the other Party of any provision of this Agreement will in no way affect the right to require such performance at any time thereafter, nor will the waiver of either Party of a breach of any provision of this Agreement constitute a waiver of any succeeding breach of the same or any other provision.

16.10 Cumulative Remedies. The rights and remedies specified in this Agreement are cumulative and not exclusive of any rights or remedies that either Party would otherwise have.

16.11 Survival. Any Sections that expressly or by their nature survive expiration or termination shall survive the expiration or termination of this Agreement.

16.12 Severability. If any term of this Agreement is invalid or unenforceable under applicable law or regulation, such term will be deemed reformed or deleted, as the case may be, but only to the extent necessary to comply with such applicable law or regulation, and the remaining provisions of this Agreement will remain in full force and effect.

16.13 No Agency. Supplier and GM are independent contracting parties and nothing in this Agreement will make either Party the agent or legal representative of the other for any purpose whatsoever, nor does it grant either Party any authority to assume or to create any obligation on behalf of or in the name of the other.

16.14 Cooperation. Each Party agrees to reasonably cooperate with the other Party and to take all additional actions that may be reasonably necessary to give full force and effect to this Agreement.

16.15 Counterparts. This Agreement may be executed in any number of duplicate originals or counterparts, and each duplicate original or counterpart will be deemed an original and taken together will be one and the same instrument. The Parties agree that their respective signatures may be electronically delivered, and that such electronic transmissions will be treated as originals for all purposes.

16.16 General Terms. References in the General Terms to the "Contract" shall mean this Agreement, including, without limitation, all terms, provisions, sub-parts, sections and exhibits, and any documents incorporated by reference herein including, but not limited to, the General Terms. References in the General Terms to "Buyer" shall mean the applicable GM Buyer. Capitalized terms used in the General Terms but not defined therein shall have the meanings given to such terms in this Agreement.

17. REPRESENTATIONS. THE PARTIES ACKNOWLEDGE THAT THEY HAVE BEEN GIVEN THE OPPORTUNITY TO CONSULT WITH COUNSEL OF THEIR CHOICE BEFORE EXECUTING THIS AGREEMENT AND ARE DOING SO WITHOUT DURESS, INTIMIDATION, OR COERCION AND WITHOUT RELIANCE UPON ANY REPRESENTATIONS, WARRANTIES, OR COMMITMENTS OTHER THAN THOSE REPRESENTATIONS, WARRANTIES, OR COMMITMENTS SET FORTH IN THIS AGREEMENT.

[Signature Page Follows]

THEREFORE, the Parties have executed and delivered this Agreement as of the date and year first above written.

Signed by:

Lithium Americas Corp.

By: /s/ Jonathan Evans

Name: Jonathan Evans

Title: President and CEO

General Motors Holdings LLC

By: /s/ Jeffrey Morrison

Name: Jeffrey Morrison

Title: Vice President, Global Purchasing and Supply Chain

EXHIBITS:

Exhibit A:	General Terms and Conditions
Exhibit B:	Designated Purchaser Agreement
Exhibit C:	Specifications
Exhibit D:	GM's Supplier Code of Conduct, GM's Human Rights Policy and GM's Responsible Minerals Sourcing Policy
Exhibit E:	Example of Seller Quarterly Production Forecast
Exhibit F:	Example of Buyer Quarterly Production Forecast
Exhibit G:	Summary of Section 2.3 through Section 2.7

Exhibit A

General Terms and Conditions

[***]

Exhibit B

Designated Purchaser Agreement

[***]

Exhibit C

Phase One Product Specifications

[***]

Exhibit D

GM's Supplier Code of Conduct, GM's Human Rights Policy and GM's Responsible Minerals Sourcing Policy

[***]

Exhibit E

Example of Seller Quarterly Production Forecast

[***]

Exhibit F

Example of Buyer Quarterly Production Forecast

[***]

Exhibit G

Summary of Section 2.3 to Section 2.7

[***]